BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

04 APR -5 AM 7:21

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif.

Data March 31st, 2004

04024035

File n.°: 82-4855

SUPPL

Oggetto: **Press release**

herewith enclosed, we send you the press release , both italian version and english translation , concerning **Banca Popolare di Lodi's 2004 Financial Statements.**

Yours faithfully,

BANCA POPOLARE DI LODI

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

Attachments 1:
- Press release

dlw 4/5

FILE N.° 82 – 4855

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

CONTINUA LA CRESCITA DEL GRUPPO BIPIELLE

Bilancio Consolidato 2003

Risultato di gestione: 623,5 mln euro (+26,08%)
Utile attività ordinarie: 84,9 mln euro (+6,08%)
Utile netto: 42,4 mln euro (+178,62%)

- **margine da servizi**: 654,3 mln euro **(+27,11%)**
- **margine d'intermediazione**: 1.530 mln euro **(+10,64%)**
- **totale generale massa amministrata**: 88.088 mln euro **(+4,17%)**
- **Cost-Income al 59,26%** (64,25% nel 2002)

Bilancio Individuale 2003

Utile netto Banca Popolare di Lodi 136 mln euro (+39,68%)
Dividendo 0,20 euro per azione (+11,11%)
Monte dividendi pari a 57,5 mln di euro (+112,52%)

Lodi, 24 marzo 2004 – Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di oggi il progetto di bilancio relativo all'esercizio 2003.
Pur in presenza di un congiuntura economica difficile aggravata dalle crisi industriali di Parmalat e Cirio, i dati economici evidenziano un costante e significativo incremento dei risultati sia a livello consolidato, sia a livello individuale.
I risultati del 2003 confermano quindi la crescita operativa e reddituale del Gruppo Bipielle, favorita anche dal riassetto societario (completato nel 2003 con la quotazione in Borsa di Reti Bancarie S.p.A. al fianco di Bipielle Investimenti), che ha permesso di accelerare i processi di integrazione e migliorare l'attività di coordinamento delle banche reti e delle società prodotto.
I dati consuntivi rispettano i target gestionali del business plan relativo al 2003 ed evidenziano come tutte le società del Gruppo abbiano raggiunto i budget assegnati con percentuali superiori al 95% a livello di margine d'interesse, di servizi e di intermediazione, confermando l'eccellente andamento dell'attività caratteristica.
Il nuovo business plan 2004-2007 in fase di elaborazione, verrà presentato nel mese di maggio unitamente ai dati del primo trimestre 2004 che lasciano già intravedere ulteriori positivi riscontri.

Nonostante gli accantonamenti e le rettifiche di valore stanziati principalmente per far fronte all'esposizione nei confronti del Gruppo Parmalat, il **Gruppo Bipielle** registra a livello consolidato un **utile netto di 42,4 milioni** di euro, che risulta quasi **triplicato** rispetto ai 15 milioni di euro pro-formati al 31 dicembre 2002 **(+178,62%).**

Su livelli eccellenti si posiziona anche il risultato individuale della **Banca Popolare di Lodi,** che contribuisce in modo determinante alla formazione del risultato consolidato, grazie principalmente ai profitti provenienti dall'attività ordinaria. La Capogruppo chiude infatti il bilancio 2003 con un **utile netto di 135,7 milioni di euro,** con un incremento del 39,68% rispetto allo scorso anno.

Il Consiglio di Amministrazione ha deliberato di proporre all'Assemblea dei Soci, che si terrà in prima convocazione il 23 aprile 2004 e in seconda convocazione il 24 aprile 2004, l'attribuzione per ciascuna azione Banca Popolare di Lodi di un dividendo pari a **0,20 euro,** contro 0,18 euro per azione distribuito nel 2003.
Il dividendo segna pertanto un **incremento del 11,11%** rispetto allo scorso anno, nonostante il numero delle azioni sia passato da 150.266.895 dell'esercizio 2002, a **287.409.242** del 2003, in seguito all'aumento di capitale riservato in opzioni ai soci, che ha portato all'emissione di 90.394.950 di nuove azioni Banca Popolare di Lodi.
Il **monte dividendi** è raddoppiato attestandosi a **57,5 milioni di euro**, contro i 27,0 milioni di euro del 2002 (+112,52%). La prima data utile per il pagamento del dividendo proposto è il 27 maggio 2004, con preventivo stacco cedola in data 24 maggio 2004.

I risultati consolidati del Gruppo Bipielle

I risultati consolidati dell'esercizio 2003 evidenziano, su base omogenea rispetto al dato pro-formato del 31 dicembre 2002, un significativo miglioramento di tutte le principali voci del conto economico.
Il margine d'interesse, si attesta a 876,2 milioni di euro e, pur in presenza di una politica prudenziale sugli impieghi e di una diminuzione dei tassi d'interesse, mostra un lieve miglioramento (+0,89%).
Le commissioni nette salgono a 403,2 milioni di euro, con un incremento del 10,79% rispetto ai 363,9 milioni di euro del 2002, grazie soprattutto alla ripresa del risparmio gestito.
Il margine da servizi raggiunge i 654,3 milioni di euro (+27,11%), con il positivo apporto dei profitti provenienti da operazioni finanziarie pari a 24,8 milioni di euro, sebbene il quarto trimestre del 2003 si sia chiuso con una perdita di 36 milioni di euro in seguito alla minusvalenza generata dalla cessione dei bond Parmalat.
Il **margine d'intermediazione** ammonta a 1.530,5 milioni di euro facendo segnare un miglioramento del 10,64%, anche se incorpora i costi della ristrutturazione i cui benifici si manifesteranno appieno nei prossimi tre anni.
Particolarmente significativo è il dato riferito al **risultato di gestione** che sale a 623,5 milioni di euro (+26,08%) nonostante i costi sostenuti nel 2003 per uniformare la piattaforma informatica e tecnologica delle banche aggregate. Le spese amministrative e gli oneri di gestione registrano un aumento contenuto (+2,05%), mentre le spese per personale si mantengono sostanzialmente sugli stessi livelli dello scorso anno anche con l'adeguamento contrattuale a livello nazionale (+2,70%).
Il **Cost/Income** conferma la maggior efficienza del Gruppo, scendendo di 5 punti percentuali rispetto al 31 dicembre 2002, attestandosi al 59,26%.
Le rettifiche e le riprese di valore sui crediti salgono a 256,7 milioni di euro, contro i 167 milioni di euro del 2002, per far fronte anche all'esposizione nei confronti del Gruppo Parmalat, svalutata dal 60% al 75% in relazione alla tipologia del credito erogato. Queste ultime hanno condizionato l'utile dell'attività ordinaria che cresce comunque del +6,09%. Tale tendenza conferma l'efficientamento in corso della struttura e i benefici economici ottenuti dall'attività caratteristica che, in assenza delle rettifiche straordinarie, avrebbe evidenziato risultati in linea con i dati dei primi nove mesi, estremamente positivi.
L'utile da attività ordinarie è di 84,9 milioni di euro (+6,09%) ed è inficiato da una serie di costi non ricorrenti quantificabili in circa 40 milioni di euro.
L'**utile netto** si attesta a **42,4 milioni di euro,** con una crescita del **178,62%.**
L'utile netto con **l'utile di pertinenza di terzi** sfiora i 90 milioni di euro, contro i 45,6 milioni di euro dello scorso anno (+112,96%), riequilibrando il rapporto con l'utile consolidato anche grazie alle operazioni straordinarie completate nel 2003.

Per quanto riguardo lo stato patrimoniale, nei raffronti su base omogenea rispetto al 31 dicembre 2002, si segnala il **totale attivo** pari a 43.896 milioni di euro, registrando un incremento del 5,28%.
La **raccolta diretta** da clientela supera i 30.000 milioni di euro con un incremento dell'8,18%, grazie alla crescita dei conti correnti (+11,47%), dei depositi al risparmio (+7,32%) e delle operazioni pronti contro termine (+11,65%).
La **raccolta indiretta** da clientela sale a 29.937 milioni di euro (+5,29%), sostenuta da una sensibile ripresa del risparmio gestito che ammonta a 17.899 milioni di euro (+13,47%) tra le cui voci si segnalano le gestioni patrimoniali (+26,89%), i fondi comuni di investimento (+7,25%) e i prodotti assicurativi (+4,29%).
La **massa amministrata** da clientela raggiunge 60.607 milioni di euro, con un incremento del 5,95%, mentre il totale generale della massa amministrata si attesta a 88.088 milioni di euro facendo registrare una crescita del 4,17%.
Gli impieghi a **clientela** si confermano in crescita raggiungendo 26.181 milioni di euro (+2,60%) pur mantenendo un livello di rischiosità particolarmente limitato. Particolarmente positivo risulta l'andamento del credito al consumo (+29,89%) e dei mutui (+13,27%). Al 31 dicembre 2003, l'incidenza delle **sofferenze sul totale dei crediti** verso clientela è pari allo 1,18% (comprensivo di Parmalat) contro lo 0,52% del 2002.

La struttura operativa del Gruppo Bipielle nel corso del 2003 è stata ulteriormente potenziata grazie all'inaugurazione di nuovi sportelli e all'ingresso nel Gruppo del Banco di Chiavari e della Riviera Ligure e della Banca Popolare di Cremona, oltre al consolidamento della Banca Caripe.
Il numero delle filiali è passato così dalle 727 filiali del 31 dicembre 2002 alle attuali **928**, mentre il numero dei dipendenti si è attestato a 8.800 unità, contro le 9.118 dello stesso periodo dello scorso anno, in seguito al piano esuberi. Le previsioni sono di un'ulteriore riduzione del personale di **400 unità**, in relazione anche ai 200 dipendenti che hanno già aderito al fondo esuberi.
Il numero dei promotori finanziari, grazie ai nuovi reclutamenti, ha raggiunto quota **733** contro i 612 del 31 dicembre 2002.

I risultati individuali della Capogruppo Banca Popolare di Lodi

I risultati della Banca Popolare di Lodi si mantengono su livelli eccellenti, anche se gli eventi che hanno contrassegnato il mercato italiano nel corso dell'anno hanno avuto un inevitabile riflesso sulla redditività. I dati della Capogruppo si confermano comunque in sensibile crescita e contribuiscono in modo determinante alla formazione del risultato consolidato, grazie all'eccellente andamento dell'attività bancaria tradizionale rivolta soprattutto alla clientela retail e alle piccole e medie imprese.
I dati patrimoniali, raffrontati su base omogenea rispetto al 31 dicembre 2002, confermano il costante percorso di sviluppo intrapreso dall'istituto, confermato dalla crescita del **totale attivo** che supera i 29 miliardi di euro **(+6,09%).**
La **raccolta diretta** da clientela sale a 16.854 milioni di euro con un incremento del 3,37%, grazie alla positiva dinamica dei conti correnti (+7,83%), dei depositi al risparmio (+17,21%) e delle operazioni pronti contro termine (+9,26%).
Gli impieghi a clientela si attestano a 12.537 milioni di euro (+7,19%), grazie alla positiva dinamica dei finanziamenti euro (+27,48%) e ai mutui (+31,11%).
Il risparmio gestito supera i 5.000 milioni di euro (+11,96%), sostenuto dalle gestioni patrimoniali (+20,87%) e dai fondi comuni d'investimento (+12,89%).
Il totale generale della massa amministrata raggiunge i 53.288 milioni di euro con una crescita dell'8,61%.

Il buon andamento della Capogruppo è confermato anche dai principali aggregati economici.
Il **margine d'interesse,** nonostante la riduzione dei tassi di mercato, si porta a 564,8 milioni di euro (+8,69%), grazie anche al supporto dei dividendi che salgono a 201 milioni di euro.
Le **commissioni nette** si attestano a 193 milioni di euro (+1,02%). Il **margine da servizi** sale a 292,9 milioni di euro (+ 19,28%).
Il **margine di intermediazione** con 857,7 milioni di euro (+12,09%) contribuisce alla crescita del **risultato di gestione** che si attesta a 379,6 milioni di euro, facendo segnare un incremento del 16,35%. **Il cost/income** si attesta al **55,74%** scendendo di quasi 2 punti percentuali rispetto al 31 dicembre 2002.
Le rettifiche su crediti, per far fronte soprattutto all'esposizione nei confronti del Gruppo Parmalat, salgono a 122,1 milioni di euro; mentre il rapporto tra "rettifiche-accantonamenti netti e impieghi netti" si porta allo 0,97%, contro lo 0,74% del 31 dicembre 2002.
L'**utile da attività ordinaria** sale a 108,9 milioni di euro, contro i 100,2 milioni di euro dello scorso anno (+8,76%).
L'**utile netto è** di **135,7 milioni** di euro, contro i 97,1 con un incremento del 39,68%.
Il **patrimonio netto** si attesta a 3.013 milioni di euro, contro i 2.158 milioni di euro del 31 dicembre 2002 (+39,61%).

La struttura operativa registra un significativo rafforzamento grazie anche ai processi di accentramento e di razionalizzazione della rete di vendita perfezionati nel 2003, che hanno visto l'integrazione delle reti del Banco di Chiavari, della Banca Popolare del Trentino e di Bipielle Adriatico nella Banca Popolare di Lodi.
Il numero delle **filiali Banca Popolare di Lodi** è salito dalle 392 del 31 dicembre 2002 alle **537** attuali, mentre in numero dei **dipendenti** si è attestato a **4.377 unità,** contro le 3.895 unità dello stesso periodo dello scorso anno.

Principali eventi del Gruppo Bipielle nel 2003

Gennaio 2003 - Bipielle sale al 51% della Banca Caripe SpA
Il Gruppo Bipielle, già detentore del 30% del capitale della Banca Caripe SpA, ha formalizzato l'accordo per acquisire dalla Fondazione Caripe un'ulteriore partecipazione pari al 21% del capitale sociale. L'operazione consente quindi al Gruppo Bipielle di salire al 51% del capitale sociale dell'istituto abruzzese che dispone di una rete di 46 filiali distribuite nelle province di Pescara, Chieti, Teramo, L'Aquila ed Ascoli Piceno.

Febbraio 2003 - Acquisito il 19,90% della Cassa di Risparmio di Bolzano
Sottoscritto con la Fondazione Cassa di Risparmio di Bolzano l'accordo finalizzato all'acquisizione da parte del Gruppo Bipielle del 19,90% del capitale sociale della Cassa di Risparmio di Bolzano, per un investimento complessivo pari a 363 milioni di euro, regolato per il 50% in contanti e per il restante 50% in azioni e obbligazioni del Gruppo Bipielle. L'accordo consente alla Banca Popolare di Lodi di rafforzare ulteriormente la partnership con la Cassa di Risparmio di Bolzano, che già distribuisce i prodotti del Gruppo attraverso la propria rete di vendita composta da 82 filiali.

Marzo 2003 - L'Assemblea approva rafforzamento patrimoniale per oltre 2 miliardi di euro
L'Assemblea Straordinaria dei Soci approva un piano di rafforzamento patrimoniale di oltre 2 miliardi di euro per offrire al Gruppo basi solide per continuare a crescere e per consolidare la propria posizione tra i primi 10 poli bancari italiani. L'operazione sarà realizzata attraverso un aumento di capitale riservato in opzione ai soci per un ammontare complessivo di 791 milioni di euro, un aumento di capitale riservato agli investitori istituzionali per un ammontare minimo di oltre 400 milioni di euro e un prestito obbligazionario convertibile da 1 miliardo di euro.

Aprile 2003 - Bipielle Retail sale a 91,24% del Banco di Chiavari e della Riviera Ligure
Dopo aver acquisito da Banca Intesa il 69,62% del capitale del Banco di Chiavari e della Riviera Ligure, il Gruppo Bipielle, attraverso la controllata Bipielle Retail, ha lanciato un'Offerta Pubblica di Acquisto sul rimanente 30,38% del capitale sociale dell'istituto ligure. L'operazione ha portato Bipielle Retail a detenere il 91,24% del capitale sociale del Banco di Chiavari.

Aprile 2003 - Aumento di capitale in opzione ai Soci: adesioni pari al 100%
L'aumento di capitale offerto in opzione ai portatori di azioni e obbligazioni Banca Popolare di Lodi ha portato alla sottoscrizione di 90.394.950 azioni, pari al 100% dell'offerta, per un controvalore complessivo di 791 milioni di euro. Il risultato ottenuto assume ancor più significato in quanto è stato realizzato senza alcun consorzio di garanzia, solo attraverso la rete di vendita del Gruppo Bipielle.

Aprile 2003 - Siglato accordo di partnership con la Banca Popolare di Cremona
Il consiglio di amministrazione della Banca Popolare di Lodi e della Banca Popolare di Cremona hanno approvato all'unanimità il protocollo di intesa che sancisce i termini dell'alleanza strategica tra i due istituti.
L'accordo tra la Banca Popolare di Cremona e la Banca Popolare di Lodi porterà alla nascita di uno dei più importanti poli bancari della Lombardia.

Settembre 2003 - Approvato il riassetto societario che porterà alla nascita di Reti Bancarie S.p.A.
Il Consiglio di Amministrazione della Banca Popolare di Lodi e, per i rispettivi ambiti di competenza, i Consigli d'amministrazione di Bipielle Investimenti e del Banco di Chiavari e della Riviera Ligure hanno approvato il riassetto societario finalizzato ad accrescere ulteriormente l'efficienza, la competitività e la redditività del Gruppo. Il nuovo piano rappresenta una naturale e coerente evoluzione della riorganizzazione che ha portato nel 2002 alla costituzione di *Bipielle Retail* e *Bipielle Investimenti*.
Il progetto di ristrutturazione, tramite una serie di operazioni di concentrazione e di riorganizzazione, porterà alla nascita di una nuova realtà quotata, che assumerà la denominazione di Reti Bancarie Holding S.p.A. (già Banco di Chiavari e della Riviera Ligure).

Novembre 2003 - La Banca Popolare di Cremona entra nel Gruppo Bipielle
L'assemblea straordinaria dei Soci della Banca Popolare di Cremona S.c.a.rl. ha deliberato la trasformazione dell'istituto da Società cooperativa a responsabilità limitata a Società per azioni, condizione indispensabile per consentire l'ingresso nel Gruppo Bipielle.

L'istituto cremonese dispone di una struttura operativa composta da 556 dipendenti e 73 sportelli, che andranno ad integrarsi, senza alcuna sovrapposizione geografica, con la rete commerciale del Gruppo Bipielle che disporrà complessivamente di 928 filiali, destinate così a superare quota 1.000 con il Piano Sportelli 2004, che porterà all'apertura di 80 nuove filiali distribuite su tutto il territorio nazionale.

Dicembre 2003 - Nasce Reti Bancarie Holding S.p.A.
Con il voto unanime dell'Assemblea Straordinaria dei Soci della Banca Popolare di Lodi si conclude l'iter deliberativo del progetto di ristrutturazione del Gruppo Bipielle.
La nuova configurazione societaria, che si determinerà con il 1° gennaio 2004, consentirà di beneficiare di significative sinergie economiche e organizzative e di consolidare il controllo della Capogruppo sull'attività delle due subholding: da un lato Bipielle Investimenti (quotata in Borsa dal 1° novembre 2002) che coordina l'attività delle società prodotto, dall'altro Reti Bancarie Holding S.p.A., che gestirà le banche-rete.

FILE N.° 82 – 4855

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

THE BPL GROUP CONTINUES TO GROW

2003 consolidated financial statements

Operating profit – 623.5 mn euro (+26.08%)
Profit from ordinary operations 84.9 mn euro (+6.08%)
Net profit 42.4 mn euro (+178.62%)

- **income from services** - 654.3 mn euro **(+27.11%)**
- **income from banking activities** – 1,530 mn euro **(+10.64%)**
- **total funds under administration** – 88,088 mn euro **(+4.17%)**
- **cost/income ratio of 59.26% (64.25% in 2002)**

2003 statutory financial statements

Net profit of Banca Popolare di Lodi 136 mn euro (+39.68%)
Dividend 0.20 euro per share (+11.11%)
Total dividends of 57.5 mn euro (+112.52%)

Lodi, 24 March 2004 – The Board of Directors of Banca Popolare di Lodi, chaired by Giovanni Benevento, met today and approved the draft of the 2003 financial statements.
Despite the difficult state of the economic cycle, aggravated by the Parmalat and Cirio crises, the Bank's results show a constant and significant improvement, both at a consolidated level and at an individual level.
The 2003 results therefore confirm the operational and earnings growth of the BPL Group, helped by the reorganisation (completed in 2003 with the listing on the Stock Exchange of Reti Bancarie S.p.A., alongside Bipielle Investimenti), which accelerated the integration and improvement of the Group's coordination of its network banks and product companies.
The actual figures are in line with the targets laid down in the business plan for 2003. All Group companies have come within 95% of their assigned budgets for net interest income, income from services and income from banking activities, confirming the excellent performance by the Bank's core operations.
The new business plan for the period 2004-2007 which is currently being prepared will be presented this May together with the 1st quarter 2004 figures, which already suggest that further progress will be made.

Despite the provisions and adjustments made principally to cover the exposure towards the Parmalat Group, the **BPL Group** managed to generate a **net profit of 42.4 million euro**, almost **triple** the 15 million shown in the pro-forma accounts at 31 December 2002 (**+178.62%**).

Banca Popolare di Lodi confirms an excellent level of operational and earnings growth, making a major contribution to the consolidated result, largely thanks to profits from its ordinary activities. The Parent Bank closed the year with a **net profit of 135.7 million euro**, an increase of 39.68% on last year.

The Board of Directors also decided to propose a dividend of 0.20 euro, instead of 0.18 euro, per Banca Popolare di Lodi share to the shareholders' meeting due to be held on 23 April 2004 at first calling and on 24 April 2004 at second calling.
The dividend marks an increase of 11.11% compared with last year, even though the number of shares passed from 150,266,895 in 2002, to 287,409,242 in 2003, following the increase in capital reserved for shareholders, which led to the issue of 90,394,950 new Banca Popolare di Lodi shares.
Total dividends have doubled, coming in at **57.5 million euro**, compared with 27.0 million euro for 2002 (+112.52%). Dividends will be payable from 27 May 2004, with the shares going ex-coupon on 24 May 2004.

The BPL Group's consolidated results

Consolidated results during the year 2003 show, on a comparable basis with the pro-forma figures at 31 December 2002, a significant improvement in all the main items of the income statement.

Net interest income comes to 876.2 million euro, showing a slight improvement (+0.89%) despite the prudent lending policy and the reduction in interest rates.

Net commissions rise to 403.2 million euro, with an increase of 10.79% compared with 363.9 million euro in 2002, thanks above all to the recovery in asset management.

Income from services amounts to 654.3 million euro (+27.11%), helped by profits from financial transactions of 24.8 million euro, although the fourth quarter of 2003 closed with a loss of 36 million euro after the loss on disposal of the Parmalat bonds.

income from banking activities totals 1,530.5 million euro with an improvement of 10.64%, even though it is shown net of reorganisation costs the benefits of which will only be felt to the full over the next three years.

The figure for operating profit **is particularly significant, as it** rises to 623.5 million euro (+26.08%) despite the costs incurred in 2003 to standardise the IT and technology platform for the banks being aggregated. Administrative and other operating expenses increase slightly by 2.05%, while personnel expenses maintained substantially the same level as last year, despite the payroll adjustments in line with the national contract (+2.70%).

The **cost/income** ratio confirms that the Group has achieved a higher level of efficiency, as it has fallen by 5 percentage points with respect to 31 December 2002, coming in at 59.26%.

Loan adjustments and provisions rise to 256.7 million euro, compared with 167 million euro in 2002, to cover the exposure to the Parmalat Group. The latter conditioned the profit from ordinary operations, though it still managed to grow by 6.09%. The trend confirms the structure's rising efficiency and the economic benefits obtained by the core activity which, without any non-recurring adjustments, would have posted figures in line with the extremely positive results of the first nine months.

The **profit from ordinary operations** comes to 84.9 million euro (+6.09%) and reflects a series of non-recurring costs which total around 40 million euro.

Net income comes to 42.4 million euro, with an increase of 178.62%.

The net profit including **minority interests** comes close to 90 million euro, compared with 45.6 million euro last year (+112.96%), bringing its relationship with the consolidated net profit back into balance, helped by the extraordinary operations completed in 2003.

As regards the balance sheet, comparing the figures at 31 December 2002 on a consistent basis, **total assets** have increased by 5.28% to 43,896 million euro.

Direct deposits from customers are in excess of 30,000 million euro, an increase of 8.18%, thanks to the growth in current accounts (+11.47%), savings deposits (+7.32%) and repurchase transactions (+11.65%).

Indirect deposits from customers rise to 29,937 million euro (+5.29%), boosted by the considerable recovery in asset management which amounts to 17,899 million euro (+13.47%); this figure includes portfolio management (+26.89%), mutual funds (+7.25%) and insurance products (+4.29%).

Customer funds under administration total 60,607 million euro, an increase of 5.95%, while the grand total of funds under management comes to 88,088 million euro (+ 4.17%).

Loans to customers are still on the rise, coming in at 26,181 million euro (+2.60%), even though they maintain a very low level of risk. The trend is particularly positive in consumer credit (+29.89%) and in mortgage loans (+13.27%). At 31 December 2003, the proportion of **non-performing loans to total customer loans** was 1.18% (including Parmalat), compared with 0.52% in 2002.

The operational structure of the BPL Group during 2003 has been further strengthened thanks to the opening of new branches and the entry into the Group of Banco di Chiavari e della Riviera Ligure and Banca Popolare di Cremona, in addition to the consolidation of Banca Caripe.

As a result, **the number of new branches** went from 727 branches at 31 December 2002 to the present level of **928**, while the number of employees came to 8,800, compared with 9,118 in the same period last year, thanks to the redundancy plan. Forecasts are for a further reduction of **400 persons**, including 200 who have already joined the redundancy fund.

Thanks to the new recruiting drive, **the number of financial advisors** has reached **733** compared with 612 at 31 December 2002.

The results of the Parent Bank Banca Popolare di Lodi

The results of Banca Popolare di Lodi continue to be excellent, even though the key events of the year affecting the Italian market inevitably left had an impact on profitability. In any case, the Parent Company's figures confirm that the Bank is growing steadily, making a major contribution to the consolidated result, thanks to the excellent performance by the traditional banking activity geared mainly for retail customers and SMEs.

The balance sheet figures, compared on a consistent basis with the figures at 31 December 2002, confirm the constant growth achieved by the Bank, as witnessed by the increase in **total assets** , in excess of 29 billion euro **(+6.09%).**
Direct deposits from customers rise to 16,854 million euro with an increase of 3.37%, thanks to the positive trend in current accounts (+7.83%), savings deposits (+17.21%) and repurchase agreements (+9.26%).
Loans to customers come to 12,537 million euro (+7.19%), thanks to the positive trend in euro loans (+27.48%) and mortgage loans (+31.11%).
Asset management now handles more than 5,000 million euro (+11.96%), boosted by portfolio management (+20.87%) and mutual funds (+12.89%).
Total funds under administration come to 53,288 million euro, an increase of 8.61%.

The Parent Bank's good results are confirmed by the main aggregates in the income statement.
Net interest income comes to 564.8 million euro, despite the reduction in interest rates, helped by support from dividends which rose to 201 million euro.
Net commissions come to 193 million euro (+1.02%). **Income from services** has risen to 292.9 million euro (+ 19.28%).
Income from banking activities at 857.7 million euro (+12.09%) contributes to the growth in the **operating result** which came in at 379.6 million euro, an increase of 16.35%. **The cost/income ratio** amounts to **55.74%** falling almost 2 percentage points with respect to 31 December 2002.
Loan loss provisions and adjustments, mainly to cover the exposure to the Parmalat Group, have been raised to 122.1 million euro; while the ratio between net provisions and adjustments to net loans comes to 0.97% compared with 0.74% at 31 December 2002.
The**profit from ordinary operations** rises to 108.9 million euro, compared with 100.2 million euro last year (+8.76%).
The **net profit** amounts to **135.7 million** euro, compared with 97.1, an increase of 39.68%.
Shareholders' equity comes to 3,013 million euro, compared with 2,158 million euro at 31 December 2002 (+39.61%).

The operational structure was significantly reinforced thanks to the processes of centralisation and rationalisation of the distribution network completed in 2003; this involved integrating the networks of Banco di Chiavari, Banca Popolare del Trentino and Bipielle Adriatico with that of Banca Popolare di Lodi.
The number of **branches** of **Banca Popolare di Lodi** has risen from 392 at 31 December 2002 to the current level of **537**, while the number of **employees** comes to **4,377**, compared with 3,895 in the same period last year.

Main events of the BPL Group in 2003

January 2003 - The BPL raises its stake in Banca Caripe SpA to 51%
The BPL Group, which already holds 30% of Banca Caripe SpA, formalises an agreement to buy a further 21% of the share capital from the Fondazione Caripe. This deal will allow the BPL Group to raise its stake in the Abruzzo bank to 51%. The latter has a network of 46 branches in the provinces of Pescara, Chieti, Teramo, L'Aquila and Ascoli Piceno.

February 2003 - 19.90% of Cassa di Risparmio di Bolzano acquired
Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano sign an agreement under which the BPL Group acquires 19.90% of Cassa di Risparmio di Bolzano, for a total investment of 363 million euro, paid 50% in cash and 50% in shares and bonds of the BPL Group. This agreement allows Banca Popolare di Lodi to further strengthen its partnership with Cassa di Risparmio di Bolzano, which already distributes BPL Group products through its own 82 branch sales network.

March 2003 - Shareholders' meeting approves an increase in capital of more than 2 billion euro.
An extraordinary shareholders' meeting approves a recapitalisation worth more than 2 billion euro to give the Group solid bases to continue growing and to consolidate its position among the top 10 banking hubs. This operation will be carried out by means of a rights issue reserved for shareholders for a total of 791 million euro, an increase in capital reserved for institutional shareholders for a minimum of more than 400 million euro and a convertible bond loan of 1 billion euro.

April 2003 - Bipielle Retail stake in Banco di Chiavari e della Riviera Ligure rises to 91.24%
Having acquired 69.62% of Banco di Chiavari e della Riviera Ligure from Banca Intesa, the BPL Group launched a takeover bid for the other 30.38% through its subsidiary, Bipielle Retail. As a result, Bipielle Retail now holds 91.24% of Banco di Chiavari.

April 2003 - Rights issue: 100% take-up
The increase in capital offered under option to holders of Banca Popolare di Lodi shares and bonds led to the subscription of 90,394,950 shares (100% of those on offer) for a total of 791 million euro.This result is even more significant considering that it was achieved without any underwriting syndicate, solely through the efforts of the BPL Group's sales network.

April 2003 - Partnership agreement signed with Banca Popolare di Cremona
The Boards of Directors of Banca Popolare di Lodi and Banca Popolare di Cremona unanimously approved the letter of intent establishing the terms of the strategic alliance between the two banks.
The agreement between Banca Popolare di Cremona and Banca Popolare di Lodi will bring about the creation of one of the most important banking hubs in Lombardy.

September 2003 - Reorganisation that will lead to the creation of Reti Bancarie Holding S.p.A. given the go-ahead.
The Board of Directors of Banca Popolare di Lodi, and, for matters specifically concerning them, the Boards of Directors of Bipielle Investimenti and Banco di Chiavari e della Riviera Ligure approved a corporate reorganisation and Group restructuring plan to boost even further the efficiency, competitiveness and profitability of the BPL Group. The new plan is a natural and coherent evolution of the reorganisation that in 2002 led to the incorporation of Bipielle Retail and Bipielle Investimenti.
The restructuring will consist of a series of concentrations and reorganisations, which will lead to the birth of a new listed company called Reti Bancarie Holding S.p.A. (formerly Banco di Chiavari e della Riviera Ligure).

November 2003 - Banca Popolare di Cremona enters in BPL Group
The extraordinary shareholders' meeting of Banca Popolare di Cremona S.c.a r.l., authorises the bank's transformation from a limited liability cooperative to a joint-stock company, an indispensable step to allow it to joint the BPL Group.
Its operational structure consists of 556 employees and 73 branches, which, without any geographical overlap, will supplement the commercial network of the BPL Group; the BPL Group will then have 928 branches, though this total is due to exceed 1,000 under the 80 Branch Plan, which will lead to the opening of 80 new branches all over Italy.

December 2003 - Reti Bancarie Holding S.p.A. is born
A unanimous vote by the extraordinary shareholders' meeting of Banca Popolare di Lodi completes the authorisation procedure for the reorganisation of the BPL Group
The new Group structure, which will be introduced, as far as possible, from 1 January 2004, will make it possible to benefit from significant economic and organisational synergies between the various parts of the Group and consolidate the Parent Bank's control over the activities of the two subholding companies: on the one hand, Bipielle Investimenti (listed on the Stock Exchange from 1 November 2002) which coordinates the activities of the product companies; on the other, Reti Bancarie Holding S.p.A., which will manage the network banks.